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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION       ------------------
                   Washington, D.C.  20549             SEC FILE NUMBER
                                                         033-07773-A
                         FORM 12b-25                   ----------------

                 NOTIFICATION OF LATE FILING           ----------------
                                                         CUSIP NUMBER
                                                          35728C 10 O
                                                       ----------------
(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended: Dember 31, 1996
                      -------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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Read Instructions (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Fremont Gold Corpoarion
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Full Name of Registrant


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Former Name if Applicable

777 Hornby Street, Suite 2000
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Address of Principal Executive Office (Street and Number)

Vancouver, B.C., Canada V6Z IS4
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     the subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     the accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


                                              (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Edward M. Topham                          604              682-4606
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Fremont Gold Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1997                 By: /s/ Edward M. Topham
     ---------------------------         -------------------------------------
                                         Edward M. Topham


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing this form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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1.      This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
        Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            FREMONT GOLD CORPORATION

                                 ATTACHMENT TO
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                        FOR ANNUAL REPORT ON FORM 10-KSB
                    FOR THE PERIOD ENDING DECEMBER 31, 1996

CUSIP NO:       Common Stock 35728C 10 O

PART III - NARRATIVE

        The last day for the Company to timely file its Form 10-KSB for the fiscal year ended December 31, 1996 (the "Form 10-KSB"), without filing a Form 12b-25, was March 31, 1997.

        On July 31, 1996, by means of a share exchange, the Company acquired Flagship Holding Ltd., a Barbados corporation ("FHL"). The primary reason for this acquisition was to acquire FHL's 99% subsidiary, Inversiones Mineras Ayl S.A., a Chilean corporation, now known as Minera Fremont Gold Chile, S.A. ("MFG"). MFG owns mineral exploration properties located in Chile and is the Company's primary operating subsidiary. The Form 10-KSB will be the first audited financial report of the Company containing MFG's financial results in the Company's consolidated financial statements. Because of difficulties in communication with the Company's Chilean operations, the Company has been unavoidably delayed in filing the Form 10-KSB. The Company is currently working to resolve such difficulties in communications regarding U.S. financial accounting reporting requirements between MFG and the Company's Chilean operations to avoid future delays.

        The Company believes that the audit of its financial statements will be finalized prior to April 14, 1997 and the Company will file its Form 10-KSB with the Securities and Exchange Commission no later than April 14, 1997, as determined by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

        At December 31, 1995 the Company did not have any material operations. In June 1996 there was a change in control of the Company. Following such change in control the Company began to implement its current business plan which includes the acquisition, exploration and development of mineral properties, primarily gold and copper properties located in Latin America. The financial statements for 1996 will reflect these operations.